Exhibit 99.1

Draganfly Inc.

Condensed Consolidated Interim Financial Statements - Unaudited

For the Three and Six Months Ended June 30, 2023

(Expressed in Canadian Dollars)

Draganfly Inc.

Condensed Consolidated Interim Statements of Financial Position - Unaudited

Expressed in Canadian Dollars

		June 30,	December 31,
As at	Notes	2023	2022

ASSETS
Current Assets
Cash and cash equivalents	4	$6,721,124	$7,894,781
Receivables	5	1,008,288	2,088,965
Inventory	6	1,643,985	1,055,942
Note receivable	7	115,850	169,300
Prepaids and Deposits	8	1,348,290	2,307,724
		10,837,537	13,516,712

Equipment	10	453,196	404,691
Intangible assets	11	161,822	179,801
Investments	9	289,543	192,583
Right of use assets	12	920,524	344,746
TOTAL ASSETS		$12,662,622	$14,638,533

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade payables and accrued liabilities	14	$2,605,434	$2,816,676
Customer deposits		112,404	194,758
Deferred income	15	15,888	63,690
Loans payable	16	84,085	81,512
Derivative liability	17	-	57,314
Lease liabilities	13	493,885	133,962
		3,311,696	3,347,912

Non-current Liabilities
Loans payable	16	1,686	5,059
Lease liabilities	13	600,840	244,681
TOTAL LIABILITIES		3,914,222	3,597,652

SHAREHOLDERS’ EQUITY
Share capital	17	94,821,614	83,600,089
Reserve – share-based payments	17	7,738,141	7,264,340
Accumulated deficit		(93,953,136)	(79,976,546)
Accumulated other comprehensive income (loss)		141,781	152,998
TOTAL SHAREHOLDERS’ EQUITY		8,748,400	11,040,881
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$12,662,622	$14,638,533

Nature and Continuance of Operations (Note 1)

Subsequent Event (Note 7, 22)

Approved and authorized for issuance by the Board of Directors on August 9, 2023.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

Draganfly Inc.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss) - Unaudited

Expressed in Canadian Dollars

		For the three months ended		For the six months ended
		June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Sales of goods	18	$1,581,358	$1,532,984	$2,962,174	$3,170,700
Provision of services	18	317,681	837,131	538,351	1,243,977
TOTAL REVENUE		1,899,039	2,370,115	3,500,525	4,414,677

COST OF SALES	6	(1,431,922)	(1,356,526)	(2,589,974)	(2,584,938)

GROSS PROFIT		467,117	1,013,589	910,551	1,829,739

OPERATING EXPENSES
Amortization	11	$8,990	$44,606	$17,979	$89,146
Depreciation	10,12	166,737	44,860	224,243	92,007
Director fees	20	151,577	107,778	303,240	215,224
Insurance		508,424	1,445,359	1,006,430	2,904,124
Office and miscellaneous	19	1,437,404	1,472,913	4,238,056	3,080,750
Professional fees		1,573,887	2,068,860	2,421,074	2,942,500
Research and development		555,460	204,057	1,348,684	518,497
Share-based payments	17,20	478,915	230,178	1,019,478	873,503
Travel		204,324	119,132	293,586	195,604
Wages and salaries	20	2,148,317	1,438,702	3,969,398	2,438,909
		(7,234,035)	(7,176,445)	(14,842,168)	(13,350,264)
OTHER INCOME (EXPENSE)
Change in fair value of derivative liability	17	-	6,094,438	57,314	4,863,578
Finance and other gain		10,891	7,519	46,752	21,667
Foreign exchange gain (loss)		(174,919)	550,246	(193,075)	163,306
Gain (loss) on disposal of assets		(5,508)	-	15,695	(10,755)
Gain on recovery of notes receivable	7	-	-	-	771,260
Government income		1,297	-	2,572	2,573
Other income (expense)		26,193	(14,032)	25,769	(20,124)
		$(142,046)	$6,638,171	$(44,973)	$5,791,505

NET INCOME (LOSS)		$(6,908,964)	$475,315	$(13,976,590)	$(5,729,020)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified to profit or loss
Foreign exchange translation		(21,775)	192,484	(108,177)	137,574
Items that will not be reclassified to profit or loss
Change in fair value of equity investments at FVOCI	9	39,927	(27,475)	96,960	(60,724)
COMPREHENSIVE INCOME (LOSS)		(6,890,812)	640,324	(13,987,807)	(5,652,170)

Net Income (Loss) per share – Basic & diluted		$(0.16)	$0.01	$(0.36)	$(0.17)
Weighted average number of common shares outstanding – Basic & diluted		43,195,602	33,205,547	38,965,859	33,195,758

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

Draganfly Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity - Unaudited

Expressed in Canadian Dollars

					Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Reserve – Share-Based Payments	Accumulated Deficit	Change in Fair Value of Investments at FVTOCI	Exchange Differences on Translation of Foreign Operations	Total Shareholders’ Equity
Balance at December 31, 2021	33,168,946	$81,038,365	$6,406,117	$(52,322,182)	$(332,640)	$136,579	$34,926,239
Shares issued for exercise of stock options	12,500	51,875	(25,000)	-	-	-	26,875
Shares issued for exercise of warrants	16,538	74,227	-	-	-	-	74,227
Shares issued for the exercise of RSUs	11,666	65,912	(65,912)	-	-	-	-
Share issue costs	-	(5,122)	-	-	-	-	(5,122)
Share-based payments	-	-	873,504	-	-	-	873,504
Net loss	-	-	-	(5,729,020)	-	-	(5,729,020)
Change in fair value of equity investments at FVOCI	-	-	-	-	(60,724)	-	(60,724)
Translation of foreign operations	-	-	-	-	-	137,574	137,574
Balance at June 30, 2022	33,209,650	$81,225,257	$7,188,709	$(58,051,202)	$(393,364)	$274,153	$30,243,553
Shares issued for exercise of warrants	-	12,943	-	-	-	-	12,943
Shares issued for the exercise of RSUs	1,060,929	2,361,889	(2,361,889)	-	-	-	-
Share-based payments	-	-	2,437,520	-	-	-	2,437,520
Net loss	-	-	-	(21,925,344)	-	-	(21,925,344)
Change in fair value of equity investments at FVOCI	-	-	-	-	(37,759)	-	(37,759)
Translation of foreign operations	-	-	-	-	-	309,968	309,968
Balance at December 31, 2022	34,270,579	$83,600,089	$7,264,340	$(79,976,546)	$(431,123)	$584,121	$11,040,881
Shares issued for financing – ATM (“At – the – market”)	650,729	1,748,946	-	-	-	-	1,748,946
Share issue costs	-	(222,136)	-	-	-	-	(222,136)
Shares issued for financing	8,000,000	10,856,166	-	-	-	-	10,856,166
Share issue costs	-	(1,707,128)	-	-	-	-	(1,707,128)
Shares issued for the exercise of RSUs	418,654	545,677	(545,677)	-	-	-	-
Share-based payments	-	-	1,019,478	-	-	-	1,019,478
Net loss	-	-	-	(13,976,590)	-	-	(13,976,590)
Change in fair value of equity investments at FVOCI	-	-	-	-	96,960	-	96,960
Translation of foreign operations	-	-	-	-	-	(108,177)	(108,177)
Balance at June 30, 2023	43,339,962	$94,821,614	$7,738,141	$(93,953,136)	$(334,163)	$475,944	$8,748,400

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

Draganfly Inc.

Condensed Consolidated Interim Statements of Cash Flows - Unaudited

Expressed in Canadian Dollars

	For the six months ended June 30,
	2023	2022

OPERATING ACTIVITIES
Net loss	$(13,976,590)	$(5,729,020)
Adjustments for:
Amortization	17,979	89,146
Depreciation	224,243	92,007
Impairment of accounts receivable	198,513	-
Change in fair value of derivative liability	(57,314)	(4,863,578)
Impairment of inventory	199,647	-
Gain on recovery of notes receivable	-	(771,260)
Finance and other costs	2,573	4,607
Gain on disposal of assets	(15,695)	-
Income from government assistance	-	(2,572)
Share-based payments	1,019,478	873,503
	(12,387,166)	(10,307,167)
Net changes in non-cash working capital items:
Receivables	882,164	(391,620)
Inventory	(787,690)	(104,637)
Prepaids	959,434	3,196,920
Trade payables and accrued liabilities	(208,099)	256,093
Customer deposits	(82,354)	(74,390)
Deferred income	(47,802)	(12,635)
Cash used in operating activities	(11,671,513)	(7,437,436)

INVESTING ACTIVITIES
Purchase of equipment	(134,605)	(33,501)
Disposal of equipment	45,774	10,755
Repayment of notes receivable	50,307	450,000
Cash provided by (used in) investing activities	(38,524)	427,254

FINANCING ACTIVITIES
Proceeds from issuance of common shares for financing	12,605,112	-
Share issue costs	(1,929,264)	(5,122)
Proceeds from issuance of common shares for warrants exercised	-	74,227
Proceeds from issuance of common shares for stock options exercised	-	26,875
Repayment of loans	(3,373)	(3,374)
Repayment of lease liabilities	(27,918)	(73,865)
Cash provided by (used in) financing activities	10,644,557	18,741

Effects of exchange rate changes on cash	(108,177)	137,574
Change in cash	(1,065,480)	(6,991,441)
Cash and cash equivalents, beginning of year	7,894,781	23,075,713
Cash and cash equivalents, end of period	$6,721,124	$16,221,846

SUPPLEMENTARY CASH FLOW DISCLOSURE
Interest paid	$49,021	$24,240

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023

Expressed in Canadian Dollars (unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

Draganfly Inc. (the “Company”) was incorporated on June 1, 2018 under the Business Corporations Act (British Columbia). The Company creates quality, cutting-edge unmanned and remote data collection and analysis platforms and systems that are designed to revolutionize the way companies do business. The Company’s shares trade on the Canadian Securities Exchange (the “CSE”), on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “DPRO” and on the Frankfurt Stock Exchange under the symbol “3U8A”. The Company’s head office is located at 2108 St. George Avenue, Saskatoon, SK, S7M 0K7 and its registered office is located at 2800 – 666 Burrard Street, Vancouver, BC, V6C 2Z7.

These condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. To date, the Company has not been profitable and has an accumulated deficit of $93,953,136. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing and or achieve profitable operations in the future. These factors indicate the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

2. BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements include all necessary disclosures required from interim financial statements but do not include all disclosures required for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2022.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on  August 9, 2023.

Basis of consolidation

Each subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date when such control ceases.

The condensed consolidated interim financial statements include the accounts and results of operations of the Company and its wholly owned subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest
Draganfly Innovations Inc.	Canada	100%
Draganfly Innovations USA, Inc.	US	100%
Dronelogics Systems Inc.	Canada	100%

All intercompany balances and transactions were eliminated on consolidation.

6

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023

Expressed in Canadian Dollars (unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS

These condensed consolidated interim financial statements have been prepared following the same accounting principles and methods of computation as in outlined in the Company’s consolidated financial statements for the year ended December 31, 2022. A description of the accounting standards and interpretations that have been adopted by the Company can be found in the notes of the annual financial statements for the year ended December 31, 2022.

The preparation of the condensed consolidated interim financial statements requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. These condensed consolidated interim financial statements include estimates, which by their nature, are uncertain. These assumptions and associated estimates are based on historical experience and other factors that are considered to be relevant. As such, actual results may differ from estimates and the effect of such differences may be material. Significant estimates and judgements used in the preparation of these condensed consolidated interim financial statements remained unchanged from those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2022.

4. CASH AND CASH EQUIVALENTS

As at	June 30, 2023	December 31, 2022
Cash held in banks	$6,721,124	$7,500,607
Guaranteed investment certificates	-	394,174
	$6,721,124	$7,894,781

5. RECEIVABLES

As at	June 30, 2023	December 31, 2022
Trade accounts receivable	$972,709	$1,343,795
Sales tax receivable	35,579	745,170
	$1,008,288	$2,088,965

During the six months ended June 30, 2023, the Company recorded a provision for doubtful accounts of $198,513.

6. INVENTORY

As at	June 30, 2023	December 31, 2022
Finished goods	$996,241	$542,934
Parts	647,744	513,008
	$1,643,985	$1,055,942

During the three and six months ended June 30, 2023, $1,259,183 (2022 - $1,085,783) and $2,272,064 (2022 - $2,247,294) of inventory was recognized in cost of sales respectively including an allowance to value its inventory for obsolete and slow-moving inventory of $77,047 (2022 -$nil) and $199,647 (2022 - $nil) respectively.

Cost of sales consist of the following:

For the six months ended	June 30, 2023	June 30, 2022
Inventory	$2,272,064	$2,247,294
Consulting and services	215,801	323,654
Other	102,109	13,990
	$2,589,974	$2,584,938

7. NOTE RECEIVABLE

Balance at December 31, 2022	$169,300
Repayments	(50,307)
Foreign exchange	(3,143)
Balance at June 30, 2023	115,850

7

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023

Expressed in Canadian Dollars (unaudited)

7. NOTE RECEIVABLE (CONT’D)

Note 1 was issued on April 4, 2021, is non-interest bearing and is secured by intellectual property. This note is measured at fair value through profit or loss. The face value of the note was US$150,000 and the original maturity date was October 21, 2022. The note was partially paid by the maturity date and a further US$50,307 was paid during the six months ended June 30, 2023.

Subsequent to the period ending June 30, 2023, the parties mutually agreed to extend the maturity date whereby a partial repayment of US$5,000 was to be paid August 30th, 2023 and US$82,500 the remaining balance was to be paid September 30th, 2023.

During the six months ended June 30, 2022, a note receivable that has been subsequently fully paid had an impairment recovery of $771,260 after the parties agreed on a repayment plan.

8. PREPAIDS AND DEPOSITS

As at	June 30, 2023	December 31, 2022
Insurance	$291,745	$1,148,455
Prepaid interest	1,349	1,889
Prepaid marketing services	244,934	733,417
Prepaid rent	40,277	12,485
Prepaid subscriptions	16,235	29,194
Deposits	753,750	382,284
	$1,348,290	$2,307,724

9. INVESTMENTS

Balance at December 31, 2022	$192,583
Change in fair value	96,960
Balance at June 30, 2023	$289,543

Fair value of investments is comprised of:

Public company shares	$157,143
Private company shares	132,400
Balance at June 30, 2023	$289,543

On March 10, 2021, the Company purchased 1,428,571 units of a publicly listed company for $500,000. Each unit is comprised of one common share and one warrant. The warrants have an exercise price of $0.50 each and convert to one common share, and expired on March 17, 2023. The fair values of these warrants were estimated using the Black-Scholes Option Pricing Model with the following assumptions:

As at	December 31, 2022
Risk free interest rate	4.07%
Expected volatility	116.00%
Expected life	0.21 years
Expected dividend yield	0%

On October 27, 2021, the Company purchased 50,000 common shares of a private company for US$100,000. The Company considers if observable market data exists on a quarterly basis to value the investment. Since inception, the Company has not had any adjustments to the fair value of the investment based on observable market data.

8

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023

Expressed in Canadian Dollars (unaudited)

10. EQUIPMENT

	Computer Equipment	Furniture and Equipment	Leasehold Improvements	Software	Vehicles	Total
Cost
Balance at December 31, 2021	$54,110	$342,472	$4,352	$29,967	$36,033	$466,934
Additions	60,240	528,080	-	-	-	588,320
Disposals	(18,688)	(36,099)	(4,352)	(29,967)	-	(89,106)
Balance at December 31, 2022	95,662	834,453	-	-	36,033	966,148
Additions	15,602	99,127	-	-	19,876	134,605
Disposals	(8,658)	(75,437)	-	-	-	(84,095)
Balance at June 30, 2023	$102,606	$858,143	$-	$-	$55,909	$1,016,658

Accumulated depreciation
Balance at December 31, 2021	$25,291	$102,277	$4,352	$24,737	$13,234	$169,891
Charge for the year	32,627	433,855	-	-	3,435	469,917
Disposals	(15,920)	(33,342)	(4,352)	(24,737)	-	(78,351)
Balance at December 31, 2022	41,998	502,790	-	-	16,669	561,457
Charge for the period	8,868	43,751	-	-	3,402	56,021
Disposals	(3,150)	(50,866)	-	-	-	(54,016)
Balance at June 30, 2023	$47,716	$495,675	$-	$-	$20,071	$563,462

Net book value:
December 31, 2022	$53,664	$331,663	$-	$-	$19,364	$404,691
June 30, 2023	$54,890	$362,468	$-	$-	$35,838	$453,196

11. INTANGIBLE ASSETS AND GOODWILL

	Patents	Customer Relationships	Brand	Software (1)	Goodwill	Total
Cost
Balance at December 31, 2021	$41,931	$197,000	$23,000	$552,000	$5,940,409	$6,754,340
Additions	-	-	-	4,684	-	4,684
Foreign exchange translation	-	-	1,571	29,576	257,782	288,929
Impairment	-	-	(24,571)	(462,577)	(6,198,191)	(6,685,339)
Balance at December 31, 2022 and June 30, 2023	$41,931	$197,000	$-	$123,683	$-	$362,614

Accumulated amortization
Balance at December 31, 2021	$41,931	$60,414	$3,450	$114,235	$-	$220,030
Charge for the year	-	27,317	4,719	147,446	-	179,482
Foreign exchange translation	-	-	431	13,295	-	13,726
Impairment	-	-	(8,600)	(221,825)	-	(230,425)
Balance at December 31, 2022	41,931	87,731	-	53,151	-	182,813
Charge for the period	-	10,926	-	7,053	-	17,979
Balance at June 30, 2023	$41,931	$98,657	$-	$60,204	$-	$200,792

Net book value:
December 31, 2022	$-	$109,269	$-	$70,532	$-	$179,801
June 30, 2023	$-	$98,343	$-	$63,479	$-	$161,822

(1)	Software acquired via acquisition of Vital and Dronelogics.

9

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023 Expressed

in Canadian Dollars (unaudited)

12. RIGHT OF USE ASSETS

	Vehicles		Buildings	Land	Total
Cost
Balance at December 31, 2021		$11,921	$456,185	$-	$468,106
Depreciation		(9,536)	(113,824)	-	(123,360)
Balance at December 31, 2022		$2,385	$342,361	$-	$344,746
Additions	$		$331,451	$412,549	$744,000
Depreciation		(2,385)	(56,911)	(108,926)	(168,222)
Balance at June 30, 2023		$-	$616,901	$303,623	$920,524

The Company added two new leases during the six months ended June 30, 2023. A lease for land in the amount of $412,549 with an expiration date of December 31, 2024, and another lease for a facility in the amount of $331,451 with an expiration date of September 30, 2028. The Company has five leases with expiration dates of December 31, 2023, December 31, 2024, May 31, 2026, January 31, 2027, and September 30, 2028

13. LEASE LIABILITIES

The Company leases certain assets under lease agreements. The lease liabilities consist of leases of facilities and vehicles with terms ranging from one to five years. The leases are calculated using incremental borrowing rates ranging from 7.5% to 13.25%. Extension options are included in a majority of the leases with options that are only exercisable by the Company and not the other party.

As at	Total
Balance at December 31, 2021	$489,123
Interest expense	39,795
Lease payments	(150,275)
Balance at December 31, 2022	378,643
Additions	744,000
Interest expense	49,054
Lease payments	(76,972)
Balance at June 30, 2023	$1,094,725

Which consists of:

	June 30, 2023	December 31, 2022
Current lease liability	$493,885	$133,962
Non-current lease liability	600,840	244,681
Ending balance	$1,094,725	$378,643

Maturity analysis	Total
Less than one year	$543,895
One to three years	465,170
Four to five years	214,803
Total undiscounted lease liabilities	1,223,868
Amount representing interest	(129,143)
$1,094,725

10

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023

Expressed in Canadian Dollars (unaudited)

14. TRADE PAYABLES AND ACCRUED LIABILITIES

As at	June 30, 2023	December 31, 2022
Trade accounts payable	$346,075	$751,422
Accrued liabilities	2,225,650	2,031,545
Government grant payable	33,709	33,709
	$2,605,434	$2,816,676

15. DEFERRED INCOME

At times, the Company may take payment in advance for services to be rendered. These amounts are held and recognized as services are rendered.

As at	June 30, 2023	December 31, 2022
Deferred income from customers	$13,227	$58,457
Deferred income from government	2,661	5,233
	$15,888	$63,690

16. LOANS PAYABLE

As at	June 30, 2023	December 31, 2022
Opening balance	$86,571	$93,317
Fair value adjustment	-	(4,891)
Repayment of loans payable	(3,373)	(6,746)
Accretion expense	2,573	4,891
Ending balance	$85,771	$86,571

Which consists of:

	June 30, 2023	December 31, 2022
Current loans payable	$84,085	$81,512
Non-current loans payable	1,686	5,059
Ending balance	$85,771	$86,571

	Start Date	Maturity Date	Rate	Carrying Value June 30, 2023	Carrying Value December 31, 2022
CEBA	2020-05-19	2023-12-31	0%	$38,669	$37,383
CEBA	2021-04-23	2023-12-31	0%	38,669	37,383
Vehicle loan	2019-08-30	2024-09-11	6.99%	8,433	11,805
Total				$85,771	$86,571

The CEBA loans are unsecured, and the vehicle loan is secured by the vehicle.

11

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL

Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value. The directors of the Company are authorized to issue preferred shares at any time and from time to time in one or more series. There are no shares of preferred stock authorized or issued.

Issued share capital

During the six months ended June 30, 2023,

●	The Company issued 418,654 common shares for the vesting of restricted share units.
●	The Company issued 8,000,000 common shares in a financing for $10,856,166 with share issuance costs of $1,707,128 for net proceeds of $9,149,038; and
●	The Company issued 650,729 common shares in an ATM (“At – the - market”) financing for $1,748,946 with share issuance costs of $222,136 for net proceeds of $1,526,810.

During the year ended December 31, 2022,

●	The Company issued 16,538 common shares for the exercise of warrants for $82,048 with share issuance costs of $5,122 for net proceeds of $82,048.
●	The Company issued 12,500 common shares for the exercise of stock options for $26,875; and
●	The Company issued 1,072,595 common shares for the vesting of restricted share units.

Stock Options

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the CSE requirements, grant to directors, officers, employees, and technical consultants to the Company, non-transferable stock options to purchase common shares. The total number of common shares reserved and available for grant and issuance pursuant to this plan shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time. The number of options awarded and underlying vesting conditions are determined by the Board of Directors in its discretion.

As at June 30, 2023, the Company had the following options outstanding and exercisable:

Grant Date	Expiry Date	Exercise Price	Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Exercisable
October 30, 2019	October 30, 2029	$2.50	6.34	286,665	286,665
November 19, 2019	November 19, 2029	$2.50	6.39	50,000	50,000
April 30, 2020	April 30, 2030	$2.50	6.84	85,000	85,000
April 30, 2020	April 30, 2030	$3.85	6.84	110,000	110,000
July 3, 2020	July 3, 2025	$3.20	2.01	100,000	100,000
November 24, 2020	November 24, 2030	$2.50	7.41	32,000	32,000
February 2, 2021	February 2, 2031	$13.20	7.60	30,000	20,000
March 8, 2021	March 8, 2026	$13.90	2.69	10,000	10,000
April 27, 2021	April 27, 2031	$10.15	7.83	146,000	48,660
September 9, 2021	September 9, 2026	$4.84	3.20	25,826	8,608
				875,491	750,933

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2021	1,035,991	$4.60
Exercised	(12,500)	2.15
Forfeited	(146,334)	4.77
Outstanding, December 31, 2022	877,157	$4.60
Forfeited	(1,666)	10.15
Outstanding, June 30, 2023	875,491	4.59

12

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL (CONT’D)

No options were granted by the Company during the six months ended June 30, 2023.

During the three and six months ended June 30, 2023, the Company recorded $27,425 (2022 – ($110,810)) and $130,437 (2022 - $186,756) respectively in stock-based compensation in relation to the vesting of stock options. The fair values of stock options granted were estimated using the Black-Scholes Option Pricing Model.

Restricted Share Units

During the three and six months ended June 30, 2023, the Company recorded share-based payment expense of $451,490 (2022 - $340,988) and $889,041 (2022 - $686,747) for RSUs respectively, based on the fair values of RSUs granted which were calculated using the closing price of the Company’s stock on the day prior to grant.

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, restricted stock units (RSUs). The number of RSUs awarded and underlying vesting conditions are determined by the Board of Directors in its discretion. RSUs will have a 3-year vesting period following the award date. The total number of common shares reserved and available for grant and issuance pursuant to this plan, and the total number of Restricted Share Units that may be awarded pursuant to this plan, shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time.

As at June 30, 2023, the Company had the following RSUs outstanding:

Number of RSUs
Outstanding, December 31, 2021	514,832
Vested	(1,072,595)
Issued	1,820,972
Forfeited	(64,334)
Outstanding, December 31, 2022	1,198,875
Vested	(418,654)
Issued	1,685,316
Forfeited	(29,334)
Outstanding, June 30, 2023	2,436,203

Warrants

During the years ended December 31, 2021 and 2020, the Company issued warrants (“USD Warrants”) with a US Dollar (“USD”) exercise price. Being in a currency that is not the Company’s functional currency and these warrants were not issued in exchange for services, these USD Warrants are required to be recorded as a financial liability and not as equity. As a financial liability, these USD Warrants are revalued on a quarterly basis to fair market value with the change in fair value being recorded profit or loss. The initial fair value of these USD Warrants was parsed out from equity and recorded as a financial liability.

To reach a fair value of the USD Warrants, a Black Scholes calculation is used, calculated in USD as the Company also trades on the Nasdaq. The Black Scholes value per USD Warrant is then multiplied by the number of outstanding warrants and then multiplied by the foreign exchange rate at the end of the period from the Bank of Canada.

Warrant Derivative Liability

Balance at December 31, 2021	$4,865,772
Change in fair value of warrants outstanding	(4,865,772)
Balance at December 31, 2022 and June 30, 2023	$-

Derivative liability balance at	June 30, 2023	December 31, 2022
Contingent liability	$-	$57,314
Ending balance	$-	$57,314

13

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL (CONT’D)

The contingent liability is related to an acquisition on March 22, 2021, whereby 1,200,000 warrants were issued and 900,000 were held in escrow and classified as a contingent liability that were to be released upon completion of the milestones. The milestones related to the recognition of revenue on the related acquisition in range of $2,000,000 to $6,000,000 which was not met. The warrants expired on March 25, 2023.

Details of these warrants and their fair values are as follows:

Issue Date	Exercise Price		Number of Warrants Outstanding at June 30, 2023	Fair Value at June 30, 2023	Number of Warrants Outstanding at December 31, 2022(5)	Fair Value at December 31, 2022
February 5, 2021 (1)	US$	3.55	-	-	1,319,675	-
March 5, 2021 (2)	US$	3.55	-	-	5,142,324	-
July 29, 2021 (3)	US$	5.00	250,000	-	250,000	-
September 14, 2021 (4)	US$	5.00	4,798	-	4,798	-
			254,798	$-	6,716,797	$-

1)	The warrants expired on February 5, 2023.
2)	The warrants expired on March 5, 2023.
3)	The warrants expire July 29, 2024.
4)	The warrants expire September 14, 2024.
5)	The number of warrants outstanding does not include the 1,200,000 warrants that are classified as a contingent liability.

The fair values of these warrants were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	June 30, 2023	December 31, 2022
Risk free interest rate	-	4.07%
Expected volatility	-	91.66%-93.48%
Expected life	-	0.10-0.18 years
Expected dividend yield	-	0%

Volatility is calculated using the historical volatility method.

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2021	8,414,819	$4.99
Exercised	(16,538)	4.51
Expired	(481,484)	4.61
Outstanding, December 31, 2022	7,916,797	$5.08
Expired	(7,661,999)	5.89
Outstanding June 30, 2023	254,798	$6.23

As at June 30, 2023, the Company had the following warrants outstanding:

Date issued	Expiry date	Exercise price		Number of warrants outstanding
July 29, 2021	July 29, 2024	US$	5.00	250,000
September 14, 2021	September 14, 2024	US$	5.00	4,798
				254,798

The weighted average remaining contractual life of warrants outstanding as of June 30, 2023, was 1.08 years (December 31, 2022 – 0.47 years).

14

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023

Expressed in Canadian Dollars (unaudited)

18. SEGMENTED INFORMATION

The Company organizes its three segments based on product lines as well as a Corporate segment. The three segments are Drones, Vital (Vital Intelligence), and Corporate. The Drones segment derives its revenue from products and services related to the sale of unmanned aerial vehicles (UAV). The Vital segment derives its revenue from the sale of products that measure vitals to help detect symptoms from large groups of people from a distance. The Corporate segment includes all costs not directly associated with the Drone and Vital segments. The Company aggregates the information for the segments by analyzing the revenue steam and allocating direct costs to that respective segment. The Corporate segment is aggregated by relying on the entity that includes corporate costs (Draganfly Inc.).

June 30, 2023	Drones	Vital	Corporate	Total
Sales of goods	$2,962,174	$-	$-	$2,962,174
Provision of services	538,351	-	-	538,351
Total revenue	3,500,525	-	-	3,500,525
Segment loss	8,972,201	153,641	4,512,945	13,638,787
Finance and other costs	(43,689)	-	(3,063)	(46,752)
Depreciation	219,422	-	4,821	224,243
Amortization	17,979	-	-	17,979
Change in fair value of derivative liability	-	-	(57,314)	(57,314)
Loss on write down of inventory	199,647	-	-	199,647
Net loss for the year	$9,365,560	$153,641	$4,457,389	$13,976,590

June 30, 2022	Drones	Vital	Corporate	Total
Sales of goods	$3,170,700	$-	$-	$3,170,700
Provision of services	1,091,733	152,244	-	1,243,977
Total revenue	4,262,433	152,244	-	4,414,677
Segment loss	4,451,926	322,251	6,430,195	11,204,372
Finance and other costs	(157)	-	(21,510)	(21,667)
Depreciation	89,244	-	2,763	92,007
Amortization	21,910	67,236	-	89,146
Change in fair value of derivative liability	-	-	(4,863,578)	(4,863,578)
Loss on write-off of notes receivable	-	-	(771,260)	(771,260)
Net loss for the year	$4,562,923	$389,487	$776,610	$5,729,020

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Revenue
Canada	$1,899,039	$2,136,047	$3,491,133	$4,052,431
United States	-	234,068	9,392	362,246
	$1,899,039	$2,370,115	$3,500,525	$4,414,677

Geographic revenue is measured by aggregating sales based on the country and the entity where the sale was made.

15

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023

Expressed in Canadian Dollars (unaudited)

19. OFFICE AND MISCELLANEOUS

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Advertising, Marketing, and Investor Relations	$951,659	$982,824	$3,287,712	$2,140,768
Compliance fees	108,328	54,956	135,635	102,336
Impairment of accounts receivable	-	-	198,513	-
Contract Work	47,082	168,891	114,429	299,866
Other	330,335	266,242	501,767	537,780
	$1,437,404	$1,472,913	$4,238,056	$3,080,750

20. RELATED PARTY TRANSACTIONS

Trade receivables/payables and accrued receivables/payables:

As at June 30, 2023, the Company had $nil (2022 - $155,108) receivable from related parties outstanding that were included in accounts receivable and $95,345 (2022 - $nil) payable from related parties that was included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. Compensation awarded to key management for the three and six months ended June 30, 2023 and 2022 included:

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Director fees	$151,577	$107,778	$303,240	$215,224
Salaries	431,407	271,499	533,522	399,014
Share-based payments	267,638	314,577	530,880	636,660
	$850,622	$693,854	$1,367,642	$1,250,898

Other related party transactions

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Management fees paid to a company controlled by CEO and director	$280,000	$236,486	$380,000	$226,691
Management fees paid to a company that the CEO holds an economic interest in	123,153	87,341	226,782	170,333
Management fees paid to a company controlled by the former President and director	86,754	226,219	145,152	288,719
	$489,907	$550,046	$751,934	$685,743

21. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts and trade receivables.

An expected credit loss (ECL) analysis is performed at each reporting date. The provision amounts are based on direct management consultation with the customer. The calculations reflect the probability-weighted outcome with reasonable and supportable information that is available at the reporting date while also considering past events as well as current and future economic conditions. Accounts receivables are written off when there is no reasonable expectation of recovery which indicators include amongst others, business failure, failure to make contractual payments, and the failure of a debtor to engage in a repayment plan.

Trade receivables include balances of $274,316 that are past due with no corresponding allowance recorded.

16

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2023

Expressed in Canadian Dollars (unaudited)

21. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

The majority of cash is deposited in bank accounts held with major bank in Canada and the United States. As most of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company does have past due outstanding receivables however the expected loss rate for undue balance is estimated to be nominal.

Fair value

A number of the Company’s accounting policies and disclosures require the measurement of fair values for financial assets and liabilities. The Company has established a control framework with respect to the measurement of fair values. Fair values are categorized into different levels of a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

Equity securities in investee companies and warrants are measured at fair value. The financial assets and liabilities measured at fair value by hierarchy are shown in the table below. The amounts shown are based on the amounts recognized in the condensed consolidated interim statements of financial position. These financial assets are measured at fair value through profit and loss.

June 30, 2023	Level 1	Level 2	Level 3	Total
Equity securities in investee companies	$157,143	$132,400	$-	$289,543
Note receivable	-	-	115,850	115,850
Total	$157,143	$132,400	$115,850	$405,393

December 31, 2022	Level 1	Level 2	Level 3	Total
Equity securities in investee companies	$57,143	$135,440	$-	$192,583
Note receivable	-	-	169,300	169,300
Derivative liability	-	-	(57,314)	(57,314)
Total	$57,143	$135,440	$111,986	$304,569

22. SUBSEQUENT EVENT

Subsequent to June 30, 2023, a note receivable with an original maturity date of October 21, 2022 was amended to September 30th, 2023. The parties mutually agreed to extend the arrangement whereby a partial repayment of US$5,000 was to be paid August 30th, 2023 and US$82,500 the remaining balance was to be paid on maturity.

17